Exhibit 99.(d)(10)

STRICTLY PRIVATE AND CONFIDENTIAL

January 26, 2012

Board of Directors

Comverge, Inc.

5390 Triangle Parkway, Suite 300

Norcross, GA 30092

Ladies and Gentlemen:

H.I.G. Middle Market, LLC (“H.I.G.”), is pleased to be given the opportunity to proceed on our proposal of a possible acquisition of Comverge, inc. (the “Company”), on the terms and subject to the conditions set forth in our letter to you dated as of the date hereof (the “Potential Transaction”).

In consideration of the effort and monies that we have expended to date and will expend continuing to work on the Potential Transaction, the Company agrees as follows:

1.	Exclusivity: During the Access Period, the Company shall, and shall cause each of its affiliates and its and their respective representatives, agents, financial advisors, attorneys, other consultants, employees, officers, directors and principals (such affiliates and others, including, e.g., advisors to such affiliates, collectively, “Representatives”) to, cease and terminate immediately all solicitations, initiations, encouragements, activities, discussions and/or negotiations with any person or entity conducted prior to the date hereof with respect to any proposed, potential or contemplated Alternative Transaction (as defined below). In addition, during the Access Period (as defined below), the Company shall not, and shall cause its Representatives to not, directly or indirectly, (i) solicit, initiate, or encourage the submission of, any proposal or indication of interest relating to an Alternative Transaction, (ii) participate in any discussions or negotiations regarding, or furnish to any person any information with respect to, or take any other action to facilitate any inquires or the making of any proposal that constitutes, or may reasonably be expected to lead to, any Alternative Transaction, or (iii) authorize, engage in, or enter into any agreement or understanding with respect to, any Alternative Transaction. The Company shall promptly notify H.I.G. of any proposal for an Alternative Transaction of which the Company or any of its Representatives may become aware during the Access Period (which notice shall state the identify of the person making the proposal, the beneficial owner(s) thereof if the offering person is an entity, and the material terms of such proposal). For purposes hereof:

“Alternative Transaction” means (i) any investment in, capital contribution or loan to, or reorganization, dissolution, liquidation or recapitalization of all or any portion of the Company, (ii) any merger, consolidation, share exchange or other similar transaction involving all or any portion of the Company, (iii) any sale of any assets of or issuance or sale of any equity interests in the Company or any portion thereof (other than sales by the Company to its customers in the ordinary course of business consistent with past practice), (iv) any similar transaction or business combination involving all or any

1450 BRICKELL AVENUE • MIAMI, FL 33131 TEL: 305.379.2322 FAX: 305.379.2013

portion of the Company or the business or capital stock or assets of any of the foregoing, or (v) any other transaction undertaken by the Company or any of its Representatives which would reasonably be expected to prevent, impede or delay the consummation of the Potential Transaction, in each case other than any such transaction with H.I.G. or any of its affiliates. Notwithstanding the foregoing, the term “Alternative Transaction” shall not include (i) any negotiations, discussions or agreement with the Company’s current lenders; provided that such negotiations discussions or agreements do not involve the incurrence of additional indebtedness by the Company or any investment in the Company by such parties and (ii) the sale of up to 500,000 shares of the Company’s Common Stock to Aspire Capital Fund, LLC pursuant to that certain Common Stock Purchase Agreement dated November 29, 2011.

“Access Period” means the period from the date hereof until the earliest to occur of (i) 5:00 p.m. (Central time) on February 15, 2012, (ii) the execution and delivery of a definitive agreement between H.I.G. and the Company related to the acquisition of the Company, (iii) mutual consent of the parties and (iv) written notice to the Company by H.I.G. that it is no longer interested in pursuing the Potential Transaction.

2.	Confidentiality: The Company will not, and will cause each of its Representatives to not, directly or indirectly, disclose to any other person or entity the existence or any of the terms or conditions of the Potential Transaction (including, without limitation, H.I.G.’s identity or the existence or contents of this letter or H.I.G.’s letter dated as of the date hereof) or any documents relating thereto, and/or any discussions related to any of the foregoing.

3.	Access: The Company will ensure that continuing through the Access Period, H.I.G. and its affiliates, advisers, representatives and agents (including counsel, accountants and consultants) will have full and complete access during regular business hours to all books, records, other data and information, facilities, properties, assets, customers, suppliers, key personnel, officers, directors, independent accountants and legal counsel of the Company, as reasonably requested by H.I.G. for purposes of evaluating the Potential Transaction.

4.	Miscellaneous: You acknowledge and agree that neither this letter, nor H.I.G.’s letter dated as of January 19, 2012, constitutes or gives rise to any obligation on the part of H.I.G or any of its affiliates to proceed with any transaction. Any such obligation will arise only upon H.1.G.’s execution of a final, written and definitive agreement creating such an obligation. This letter may be executed in two or more counterparts, each of which shall be deemed to be an original and all of which together shall be deemed to be the same agreement. This letter agreement shall be governed by the laws of the State of Delaware.

This letter may be signed in two or more counterparts, and one of which need not contain the signature of more than one party, but all such counterparts taken together will constitute one and the same agreement.

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1450 BRICKELL AVENUE • MIAMI, FL 33131 TEL: 305.379.2322 FAX: 305.379.2013

Please indicate your acceptance of the terms of this letter agreement by signing it in the space provided below and returning a fully executed copy to H.I.G.

Sincerely

H. I. G. Middle Market. LLC

By:	Brian Schwartz
Its:	Executive Managing Director

ACKNOWLEDGED AND AGREED

as of this     day of January, 2012, by:

Comverge, Inc.

By:	R. Blake Young
Its:	President and CEO

1450 BRICKELL AVENUE • MIAMI, FL 33131 TEL: 305.379.2322 FAX: 305.379.2013